UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

COMMISSION FILE NUMBER 0-10587

Resource Bank Stock and 401(k) Savings Plan

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Financial Statements and
Supplemental Schedules
December 31, 2003 and 2002

Resource Bank Stock
and 401(k) Savings Plan

Resource Bank Stock and 401(k)

Savings Plan

Report of Independent Auditors

Plan Administrator

Resource Bank Stock and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource Bank Stock and 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the investment assets held by Security Trust Company, the custodian of the Plan, and transactions in those assets are excluded from the scope of our audit of the Plan’s 2002 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not express an opinion on the Plan’s financial statements as of December 31, 2002. The form and content of the information included in the 2002 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year then ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company
Norfolk, Virginia
December 14, 2004

Resource Bank Stock and 401(k) Savings Plan

Statements of Net Assts Available for Benefits

December 31,	2003	2002
Investments	$14,306,553	$6,056,918

Receivables
Participant contributions	29,869	26,120
Employer contributions	60,016	43,939
Accrued interest	—	152

Total receivables	89,885	70,211

Net assets available for benefits	$14,396,438	$6,127,129

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$6,270,907
Interest and dividends	172,548

6,443,455

Contributions
Participant	1,440,022
Employer	683,106
Rollovers	121,368

2,244,496

Total additions	8,687,951

Deductions from net assets attributed to
Benefits paid to participants	335,764
Administrative expenses	82,878

Total deductions	418,642

Net change	8,269,309

Net assets available for benefits
Beginning of year	6,127,129

End of year	$14,396,438

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of Plan

The following description of the Resource Bank (Company) Stock and 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Resource Bank. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. Additional Company contributions may be made at the option of the Company’s board of directors. Company contributions are invested in Company stock. Contributions are subject to certain limitations.

Participants Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) plan earnings, and (c) charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after two years of credited service.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 8.25 percent to 9.5 percent which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Forfeited Accounts

At December 31, 2003 forfeited nonvested accounts totaled $121,725. These accounts will be allocated to participants based on compensation. Participants must be employed on the last day of the plan year to share in the allocation of forfeited accounts.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination, if the vested portion of the participant account is over $5,000, the participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installment payments or a combination of both options. If upon termination of service, the participant’s vested account is under $5,000, a participant will receive the value of the vested interest in his or her account as a lump sum distribution.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except participant loans. Quoted market prices are used to value investments. Participant loans are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Information Certified by Custodian

For the plan year ended December 31, 2003 the plan administrator elected the alternative method of compliance permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the ERISA. Accordingly, as permitted under such election, the plan administrator instructed the Plan’s independent auditors not to perform any auditing procedures with respect to the following information certified by Security Trust Company, the custodian of the Plan, as complete and accurate, except for comparing such information certified by the custodian to information included in the Plan’s financial statements and supplemental schedules. The Plan’s financial information, which was certified by Security Trust Company includes plan investments as of December 31, 2002 of $6,056,918.

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2003		2002
Scudder Kemper Blue Chip - A, 31,211 shares	$	*	$392,005
Scudder Kemper Aggressive Growth - A, 24,086 shares		*	232,433
Janus Advisor Capital Appreciation, 21,619 shares		*	387,405
Resource Bank common stock, 336,366 and 192,942 shares, respectively		10,605,620	3,966,888

*	Investment does not represent 5 percent or more of the Plan’s net assets at the end of this year.

During 2003, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value by $6,270,907 as follows:

Common stocks	$5,714,771
Mutual funds	556,136

$6,270,907

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2003 and 2002 and for the year ended December 31, 2003 is as follows:

	2003	2002
Net assets
Resource Bank common stock	$3,239,735	$1,038,196
Employer contribution receivable	69,161	43,939

	$3,308,896	$1,082,135

Change in net assets
Appreciation in value	$1,585,987
Dividends	23,625
Contributions	683,106
Benefits paid to participants	(65,957)

	$2,226,761

6.	Related Party Transactions

Certain plan investments are shares of stock in Resource Bank, the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. The fair market values of the Plan’s assets are based on quotes from an active market.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

8.	Tax Status

The Internal Revenue Service has determined and informed the prototype sponsor by a letter dated July 25, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Additionally, the plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statement of the net assets available for benefits.

* * * * *

Supplemental Schedule I

Resource Bank Stock and 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-1414459 Plan 001

December 31, 2003

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost		Current value
Scudder Kemper	166,755	shares of Cash Reserves - A	$	**	$166,755
Scudder Kemper	39,876	shares of U.S. Government - A		**	345,323
Scudder Kemper	28,661	shares of Total Return - A		**	247,922
Scudder Kemper	62,187	shares of S&P 500 Stock - A		**	433,441
Scudder Kemper	38,542	shares of Blue Chip - A		**	623,218
Scudder Kemper	31,388	shares of Aggressive Growth - A		**	407,098
Scudder Kemper	17,446	shares of Technology - A		**	193,126
* Security Trust Company	213,974	shares of Cash		**	213,974
American Funds	18,145	shares of Income Fund - A		**	311,726
Dreyfus	2,855	shares of Premium Core Bond - A		**	42,400
Lord Abbett	15,358	shares of Affiliated - A		**	208,101
Janus	23,672	shares of Janus Advisor Capital Appreciation		**	504,458
* Resource Bank	336,366	shares of common stock		9,803,788	10,605,620
* Participant loans		Maturing through September 2005, interest rates ranging from 8.25% to 9.5%, collateralized by participating accounts.		**	3,390

				$9,803,788	$14,306,553

*	- Identified as party-in-interest
**	- Cost omitted for participant directed investments

See report of independent auditors.

Supplemental Schedule II

Resource Bank Stock and 401(k) Savings Plan

Schedule of Reportable Transactions

Schedule H, Line 4j

EIN 54-1414459 Plan 001

Year Ended December 31, 2003

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of assets	Net gain or (loss)
Resource Bank	Common stock	$1,341,133	$—	$1,341,133	$—
Resource Bank	Common stock	—	65,957	60,978	4,979

		$1,341,133	$65,957	$1,402,111	$4,979

This schedule presents transactions in any security for which the aggregate of such transactions in the security exceed five percent of plan assets at January 1, 2003.

See report of independent auditors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Resource Bank Stock and 401(k) Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

	By:	/s/ James Miller
James Miller
Executive Vice President
Date: December 30, 2004		Chief Financial Officer

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1	Consent of Independent Auditors